UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares par value NIS 5.00 per share

(Title of Class of Securities)

63008G203

(CUSIP Number)

MURCHINSON LTD.

145 Adelaide Street West, Fourth Floor

Toronto, Ontario Canada A6 M5H 4E5

(416) 845-0666

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Murchinson Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,500,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,500,000*
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

2

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Nomis Bay Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

3

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

BPY Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,000,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

4

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

EOM Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

5

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

James Keyes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

6

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Jason Jagessar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Trinidad and Tobago
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

7

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Chaja Carlebach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

8

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Marc J. Bistricer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,500,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,500,000*
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

9

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Phillip Borenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		36,601*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

36,601*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,601*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share) and includes 30,500 ADSs underlying certain call options.

10

CUSIP No. 63008G203

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the “Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Nomis Bay Ltd, an exempted company incorporated under the laws of Bermuda (“Nomis Bay”), with respect to the Shares directly and beneficially owned by it;
(ii)	BPY Limited, an exempted company incorporated under the laws of Bermuda (“BPY”), with respect to the Shares directly and beneficially owned by it;
(iii)	EOM Management Ltd., an exempted company incorporated under the laws of Bermuda (“EOM”), as the investment manager of Nomis Bay and BPY;
(iv)	Murchinson Ltd., a corporation organized under the laws of Ontario, Canada (“Murchinson”), as a sub-investment advisor to each of Nomis Bay and BPY and an investment advisor to manage positions on behalf of certain funds (the “Managed Positions”);
(v)	James Keyes, as a director of Nomis Bay and BPY;
(vi)	Jason Jagessar, as a director of Nomis Bay and BPY;
(vii)	Chaja Carlebach, as the director of EOM;
(viii)	Marc J. Bistricer, as the Chief Executive Officer and Chief Investment Officer of Murchinson; and
(ix)	Phillip Borenstein, with respect to the Shares directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Nomis Bay and BPY is Wessex House, 3rd Floor, 45 Reid Street, Hamilton, Bermuda HM 12. The address of the principal office of each of EOM and Ms. Carlebach is St. Andrews Place, 5th Floor, 51 Church St., Hamilton, Bermuda HM12. The address of the principal office of Mr. Keyes is 101 Front Street, Hamilton, Bermuda HM12. The address of the principal office of Mr. Jagessar is Sea Meadow House, P.O. Box 116, Road Town Tortola, British Virgin Islands. The address of the principal office of each of Murchinson and Mr. Bistricer is 145 Adelaide Street West, Fourth Floor, Toronto, Ontario Canada M5H 4E5. The address of the principal office of Mr. Borenstein is 1633 Broadway, 46th Floor, New York, New York 10019. The officers and directors of Murchinson, Nomis Bay, BPY and EOM and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

11

CUSIP No. 63008G203

(c)       The principal business of each of Nomis Bay and BPY is serving as a private investment vehicle. The principal business of EOM is serving as the investment manager to Nomis Bay and BPY. The principal business of Murchinson is serving as an investment advisor and/or sub-investment advisor to certain investment vehicles including the Managed Positions. Messrs. Keyes and Jagessar are each a director of Nomis Bay and BPY. Ms. Carlebach is a director of EOM. Mr. Bistricer is the Chief Executive Officer and Chief Investment Officer of Murchinson. Mr. Borenstein is a partner at Hamilton Equity Partners LLC.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as disclosed below, no Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On August 17, 2021, Murchinson, Mr. Bistricer and an affiliate thereof (collectively, the “Respondents”) entered into a settlement with the Securities and Exchange Commission (the “SEC”) pursuant to which an order was issued finding that the Respondents erroneously categorized certain client sale orders between 2016 and 2017 as “long” sale orders, causing certain executing brokers to fail to borrow or locate shares prior to executing certain trades, in violation of Rules 200(g) and 203(b)(1) of Regulation SHO and Section 15(a)(1) of the Securities Exchange Act of 1934, as amended. Without admitting or denying the aforementioned allegation, the Respondents consented to the cease-and-desist order prohibiting them from making such violations in the future and paid certain civil penalties, disgorgement and prejudgment interest in connection therewith.

(f)       Mr. Keyes is a citizen of the United Kingdom. Mr. Jagessar is a citizen of the Republic of Trinidad and Tobago. Ms. Carlebach is a citizen of Switzerland. Mr. Bistricer is a citizen of Canada. Mr. Borenstein is a citizen of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Nomis Bay were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,500,000 Shares beneficially owned by Nomis Bay is approximately $13,229,063, including brokerage commissions. In addition, in connection with the ADS Conversion (defined and described in Item 4 of Amendment No. 6 to the Schedule 13D), Nomis Bay paid $150,017.50 in fees to the Bank of New York Mellon, as depositary.

The Shares purchased by BPY were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,000,000 Shares beneficially owned by BPY is approximately $8,818,700, including brokerage commissions.

12

CUSIP No. 63008G203

The Shares held in the Managed Positions were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 7,500,000 Shares held in the Managed Positions is approximately $22,047,619, including brokerage commissions.

The Shares beneficially owned by Mr. Borenstein were purchased in the open market with personal funds. The aggregate purchase price of the 6,101 Shares beneficially owned by Mr. Borenstein is approximately $15,612, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 30,500 Shares beneficially owned by Mr. Borenstein, as further described in Item 6 below, is approximately $11,754, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 31, 2023, Murchinson and certain funds it advises and/or sub-advises, including the holders of the Managed Positions, Nomis Bay and BPY (collectively, the “Proposing Shareholders”), delivered a letter to the Issuer pursuant to Section 66(b) of the Israeli Companies Law, 1999 (the “AGM Demand”), demanding that the Issuer add to the agenda of the Annual General Meeting of Shareholders scheduled to be held on September 7, 2023 (the “Meeting”) various resolutions proposed by the Proposing Shareholders (the “Murchinson Proposed Resolutions”) to substantially improve the Issuer’s corporate governance and overhaul the Issuer’s Board of Directors (the “Board”), including resolutions to (i) elect and/or appoint certain experienced and independent director nominees, as evidenced by their biographies below, namely: Ms. Karen Sarid, Mr. Robert (Bob) Pons, Mr. Phillip (Pinny) Borenstein, Ms. Timor Arbel-Sadras, and Mr. Ofir Baharav (the “Murchinson Director Nominees”), (ii) amend certain provisions of the Issuer’s Amended and Restated Articles of Association, as amended, to provide for, among other things, declassification of the Board, and (iii) replace or remove all members of the Board, including those who are not up for re-election at the Meeting. The Murchinson Proposed Resolutions, which were included as Exhibit B to the AGM Demand, are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

Biographies of the Murchinson Director Nominees:

Timor Arbel-Sadras, age 49, currently serves as the Chief Executive Officer of LeumiTech, Israel’s leading high tech banking arm and a subsidiary of Bank Leumi Le Israel BM, Israel’s largest bank, since October 2021.1Previously, Ms. Arbel-Sadras held various senior management positions in the high tech industry, including as Chief Operating Officer of EverC, an Israeli fintech startup, from March 2020 to October 2021 and serving in various roles at Viola Credit, the credit investment management arm of Viola Group, one of the largest Israeli private equity investment groups, from January 2005 to March 2020, including as Managing Partner from February 2016 to March 2020. While at Viola Credit, Ms. Arbel-Sadras led the investments in Israeli technology and industrial companies of varying maturity stages. Prior to that, Ms. Arbel-Sadras served as a Management Consultant at Valoris SA, a consulting firm and subsidiary of Sopra Steria Group SA, a European-based consulting firm, from 2003 to 2004 and as a Project Analyst and Leader of a Product Developer Team at Intel Corporation (NASDAQ: INTC), a global technology and manufacturing company, from 1998 to 2002. Prior to that, Ms. Arbel-Sadras served as a Lieutenant in the Israeli Defense Forces, where she commanded a war room in one of Israel’s most active theaters, from 1992 to 1995. Additionally, Ms. Arbel-Sadras previously served on the Board of Directors of Negev Group Ltd., a leading home design company, from April 2017 to December 2019, and as an observer to various Boards of Directors, including ControlUp Technologies Ltd, Earnix Ltd, and Rav Bariach Industries Ltd. Ms. Arbel-Sadras previously served as a mentor in the Women Founders Forum (among her mentees was the founder of Papaya Global, Israel’s first female-led Unicorn). Since 2019, Ms. Arbel-Sadras has served on the Board of Trustees of Machshava-Tova, an NGO which promotes digital literacy and social mobility in Israel’s geo-social periphery. Ms. Arbel-Sadras received a BSc (Cum Laude) in Industrial Engineering from the Technion, Israel Institute of Technology and a MBA from ESADE Business School.

1 Although the exact date has not yet been determined, Ms. Arbel-Sadras will be stepping down as CEO, likely in September 2023.

13

CUSIP No. 63008G203

Ofir Baharav, age 55, is a seasoned global executive with extensive experience in the tech industry, including 3D printing, having previously served as Chairman of the Board of Directors of Nano Dimension Ltd. (NASDAQ, TASE: NNDM), a supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printers, from December 2019 to March 2021 and as a director from November 2015 to March 2021. Mr. Baharav currently serves as the Chief Executive Officer of Maxify Solutions, Inc., a technology services company, since January 2022, which he had formed to acquire the assets of Breezer Holdings LLC (dba Power Breezer) and SimiGon Inc., after having served as the Chief Executive Officer of Power Breezer since 2016. Previously, Mr. Baharav served as Vice President, Products, of Stratasys Ltd (NASDAQ: SSYS), a 3D printing solutions company, from 2014 to 2015, where he led the turnaround and redesign of Stratasys’ flagship product. Prior to that, Mr. Baharav held a number of senior executive positions, including as Founder and Chief Executive Officer of XJet Ltd, an advanced manufacturing metal 3D printing company and an innovator in conductive material jetting, from 2007 to 2014, Executive Vice President, Products of Credence Systems Corporation (formerly NASDAQ: CMOS)(“Credence”), a semiconductor equipment manufacturer, from 2003 to 2007, President of Optonics Inc., a semiconductor equipment manufacturer, from 2001 to 2003 (until it was acquired by Credence), and Founder and President of RelayHealth Corporation, a healthcare technology company that was acquired by McKesson Corporation (NYSE: MCK), a healthcare and pharmaceuticals company, from 1998 to 2001. Mr. Baharav received his M.B.A. degree from Warwick Business School UK and is a retired Air Force officer.

Phillip (Pinny) Borenstein, age 40, has served as a director, portfolio manager and partner at Hamilton Equity Partners LLC, a private equity firm, since March 2014. Mr. Borenstein founded and has served as a partner of Hamilton EQ Management LLC, a commercial real estate company, where he oversees M&A activity and manages its portfolio of commercial real estate and healthcare facilities with a value of over $500mm, since 2016. In addition, Mr. Borenstein raised the seed money and is an active partner and supporter of the Triumph Leadership Innovation group, an organization working to empower and develop young managers and entrepreneurs in Israel, since 2016. Mr. Borenstein earned a M.S. degree in accounting from Fairleigh Dickinson University, including research and studies relating to forensic reviews of public company financial reports, and a Bachelor of Talmudic Law from Yeshiva Shaar HaTorah.

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CUSIP No. 63008G203

Robert (Bob) Pons, age 67, has served as President and Chief Executive Officer of Spartan Advisors, Inc., a management consulting firm specializing in telecom and technology companies, since January 2017. From May 2016 to December 2016, Mr. Pons served as Executive Vice President of PTGi-ICS, a wholly owned subsidiary of HC2 Holdings, Inc. (formerly NYSE: HCHC) (“HC2”) (formerly PTGi Holding, Inc. and Primus Telecommunications Group Inc.)(now Innovate Corp. (NYSE: VATE)), a publicly traded diversified holding company with an array of operating subsidiaries, including telecom/infrastructure, construction, energy, technology, gaming and life sciences. From May 2014 to May 2016, he served as Executive President of Business Development at HC2. From February 2011 to April 2014, Mr. Pons was Chairman of Live Micro Systems, Inc. (formerly Livewire Mobile), a comprehensive one-stop digital content solution for mobile carriers. From 2008 to 2011, Mr. Pons was Senior Vice President, Capital Markets, at TMNG Global (now Cartesian, Inc.), a global consulting firm to technology, media, communications and financial services companies. Prior to this, Mr. Pons served in a number of senior management roles in technology companies, including as President and Chief Executive Officer of Uphonia, Inc. (formerly SmartServ Online, Inc.), a wireless applications service provider, from 2003 to 2007, President of FreedomPay, Inc., a wireless device payment processing company, from 1999 to 2003, and President of Lifesafety Solutions, Inc., a software company catering to 911 call centers, from 1994 to 1999. Mr. Pons has also served on the boards of more than a dozen publicly traded companies, utilizing his more than 40 years of hands-on operating experience as a CEO and senior executive in high-growth companies and companies in need of turnaround strategies. Mr. Pons previously served on the Board of Directors of Seachange International Inc. (NASDAQ:SEAC) (“Seachange”), a global television and video advertising technology company, from February 2019 to July 2022 and as Chairman from November 2019 until he was appointed Executive Chairman from January 2021 until September 2021 and assumed the duties of Seachange’s principal executive officer while the company conducted a search for a new Chief Executive Officer, at which time Mr. Pons continued his prior role as Chairman of Seachange until July 2022. Additionally, Mr. Pons previously served on the Boards of Directors of CCUR Holdings, Inc. (OTCPK: CCUR)(formerly Concurrent Computer Corp), a financial services company, from June 2020 to June 2021 and from July 2012 to December 2018, Alaska Communications Inc. (formerly NASDAQ: ALSK), a telecommunications company, from May 2018 to May 2019, Inseego Corp. (NASDAQ: INSG) (formerly Novatel Wireless), a mobile wireless and cloud solutions company, from October 2014 to October 2019, HC2 from September 2011 to June 2016 and MRV Communications, Inc. (formerly NASDAQ: MRVC), a communications equipment and services company, from October 2011 to August 2017. Mr. Pons also previously served on the Boards of Directors of Arbinet Corporation, Proxim Wireless Corporation, Network-1 Technologies, Inc., and DragonWave-X. Mr. Pons holds a B.A. degree from Rowan University with Honors.

Karen Sarid, age 72, has served as a director, including as Chair of the audit committee and a member of the compensation and executive committees of Brainsway Ltd., (NASDAQ, TASE: BWAY), a healthcare services company, since December 2017. Previously, Ms. Sarid served as VP Beauty and Dental and as Chairman of China activities at Syneron Medical Ltd., a medical products and services company, from March 2014 to July 2017 and she served as President of Alma Lasers Ltd., global innovator of laser, light-based, radiofrequency and ultrasound solutions for the aesthetic and surgical markets, from January 2012 to August 2013. Over the span of her career, Ms. Sarid has served in various senior-level operations, sales, financial and strategic roles and she received the CFO of the year in Israel of the CFO organization and the head of economic activities in Israel, in 1998. Ms. Sarid holds a BA in Economics and Accounting from the University of Haifa.

Item 5.	Interest in the Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 253,205,493 Shares outstanding, as of March 28, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023.

A.	Nomis Bay
(a)	As of the close of business on August 2, 2023, Nomis Bay beneficially owned 4,500,000 Shares.

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Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,500,000

(c)	Nomis Bay has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
B.	BPY
(a)	As of the close of business on August 2, 2023, BPY beneficially owned 3,000,000 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,000,000

(c)	BPY has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
C.	EOM
(a)	EOM, as the investment advisor to each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,500,000 Shares owned by Nomis Bay and (ii) 3,000,000 Shares owned by BPY.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,500,000

(c)	EOM has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
D.	Murchinson
(a)	Murchinson, as the sub-investment advisor to each of Nomis Bay and BPY and the investment advisor to the Managed Positions, may be deemed the beneficial owner of the (i) 4,500,000 Shares owned by Nomis Bay, (ii) 3,000,000 Shares owned by BPY and (iii) 7,500,000 Shares held through the Managed Positions.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 7,500,000
2. Shared power to vote or direct vote: 7,500,000
3. Sole power to dispose or direct the disposition: 7,500,000
4. Shared power to dispose or direct the disposition: 7,500,000

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(c)	Murchinson has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
E.	Mr. Keyes
(a)	Mr. Keyes, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,500,000 Shares owned by Nomis Bay and (ii) 3,000,000 Shares owned by BPY.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,500,000

(c)	Mr. Keyes has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
F.	Mr. Jagessar
(a)	Mr. Jagessar, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,500,000 Shares owned by Nomis Bay and (ii) 3,000,000 Shares owned by BPY.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,500,000

(c)	Mr. Jagessar has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
G.	Ms. Carlebach
(a)	Ms. Carlebach, as the director of EOM, may be deemed the beneficial owner of the (i) 4,500,000 Shares owned by Nomis Bay and (ii) 3,000,000 Shares owned by BPY.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,500,000

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(c)	Ms. Carlebach has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
H.	Mr. Bistricer
(a)	Mr. Bistricer, as the Chief Executive Officer and Chief Investment Officer of Murchinson, may be deemed the beneficial owner of the (i) 4,500,000 Shares owned by Nomis Bay, (ii) 3,000,000 Shares owned by BPY and (iii) 7,500,000 Shares held through the Managed Positions.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 7,500,000
2. Shared power to vote or direct vote: 7,500,000
3. Sole power to dispose or direct the disposition: 7,500,000
4. Shared power to dispose or direct the disposition: 7,500,000

(c)	Mr. Bistricer has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
I.	Mr. Borenstein
(a)	As of the close of business on August 2, 2023, Mr. Borenstein beneficially owned 36,601 Shares, including 30,500 Shares underlying certain call options which are currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 36,601
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 36,601
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Mr. Borenstein during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 31, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Murchinson has signed separate letter agreements (the “Indemnification Letter Agreements”) with each of the Murchinson Proposed Nominees pursuant to which it has agreed to indemnify such nominees against claims arising from the AGM Demand. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

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CUSIP No. 63008G203

Murchinson has signed compensation letter agreements (the “Compensation Letter Agreements”) with each of the Murchinson Proposed Nominees, pursuant to which it has agreed to pay each of such nominees $50,000 in cash as a result of the submission by Murchinson of the AGM Demand. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Mr. Borenstein has purchased in the over-the-counter market American-style call options referencing an aggregate of 30,000 Shares, which have a strike price of $2.50 and expire on January 19, 2024.

Mr. Borenstein has purchased in the over-the-counter market American-style call options referencing an aggregate of 500 Shares, which have a strike price of $2.00 and expire on February 16, 2024.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Murchinson Proposed Resolutions.
99.2	Joint Filing Agreement by and among Nomis Bay Ltd, BPY Limited, EOM Management Ltd., Murchinson Ltd., James Keyes, Jason Jagessar, Chaja Carlebach, Marc J. Bistricer and Phillip Borenstein, dated July 31, 2023.
99.3	Form of Indemnification Letter Agreement.
99.4	Form of Compensation Letter Agreement.

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CUSIP No. 63008G203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2023

Nomis Bay Ltd

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

BPY Limited

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

EOM Management Ltd.

By:	/s/ Chaja Carlebach
	Name:	Chaja Carlebach
	Title:	Director

Murchinson Ltd.

By:	/s/ Marc J. Bistricer
	Name:	Marc J. Bistricer
	Title:	Chief Executive Officer

/s/ James Keyes
James Keyes

/s/ Jason Jagessar
Jason Jagessar

/s/ Chaja Carlebach
Chaja Carlebach

/s/ Marc J. Bistricer
Marc J. Bistricer

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CUSIP No. 63008G203

/s/ Phillip Borenstein
Phillip Borenstein

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CUSIP No. 63008G203

SCHEDULE A

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILLIP BORENSTEIN

Purchase of February 2024 Call Option ($2.00 Strike Price)[1]	500	0.6500	06/22/2023
Purchase of January 2024 Call Option ($2.50 Strike Price)[2]	5,000	0.3000	06/23/2023
Purchase of January 2024 Call Option ($2.50 Strike Price)[2]	3,800	0.3000	06/27/2023
Sale of January 2024 Call Option ($2.50 Strike Price)[2]	(5,000)	0.7500	07/03/2023

__________________________

1 Represents Shares underlying American-style call options purchased in the over the counter market. These call options have an expiration date of February 16, 2024.

2 Represents Shares underlying American-style call options purchased/sold in the over the counter market. These call options have an expiration date of January 19, 2024.